UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81563 / September 8, 2017

Admin. Proc. File No. 3-17935

In the Matter of

OLIE, INC. (N/K/A SYNDICATE BUSINESS
    DEVELOPMENT CORP.),
STARGATE ENTERTAINMENT, INC., and
THREE SIGMA VENTURES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Olie, Inc. (n/k/a Syndicate Business Development
Corp.), StarGate Entertainment, Inc., or Three Sigma Ventures, Inc., and the Commission has not
chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Olie, Inc. (n/k/a Syndicate Business Development
Corp.), StarGate Entertainment, Inc., and Three Sigma Ventures, Inc.[2] The order contained in
that decision is hereby declared final. The initial decision ordered that, pursuant to Section

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[1]   17 C.F.R. § 201.360(d).

[2]   *Biovest Int'l, Inc., Olie, Inc. (n/k/a Syndicate Bus. Dev. Corp.), StarGate Entm't, Inc., and
Three Sigma Ventures, Inc.,* Initial Decision Rel. No. 1143 (June 14, 2017), 116 SEC Docket 19,
2017 WL 2572435. The Central Index Key numbers are: 1533311 for Olie, Inc. (n/k/a
Syndicate Business Development Corp.); 1082599 for StarGate Entertainment, Inc.; and
1434976 for Three Sigma Ventures, Inc.

12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Olie, Inc. (n/k/a Syndicate Business Development Corp.), StarGate Entertainment, Inc., and Three Sigma Ventures, Inc., are revoked. The revocation is effective as of September 11, 2017.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1143
ADMINISTRATIVE PROCEEDING
File No. 3-17935

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BIOVEST INTERNATIONAL, INC., OLIE, INC. (N/K/A SYNDICATE BUSINESS DEVELOPMENT CORP.), STARGATE ENTERTAINMENT, INC., and THREE SIGMA VENTURES, INC.	INITIAL DECISION ON DEFAULT AS TO THREE RESPONDENTS June 14, 2017

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On April 20, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and are delinquent in their periodic filings. Respondents were served with the OIP by May 1 and their answers were due by May 15, 2017. *Biovest Int'l, Inc.*, Admin. Proc. Rulings Release No. 4794, 2017 SEC LEXIS 1399 (ALJ May 11, 2017).

None of Respondents filed answers or appeared at the prehearing conference on May 18, 2017, although Respondent Biovest International, Inc., indicated that it is willing to settle this proceeding. On May 30, 2017, I ordered Respondents Olie, Inc. (n/k/a Syndicate Business Development Corp.), StartGate Entertainment, Inc., and Three Sigma Ventures, Inc. (the Three Respondents) to show cause by June 12, 2017, why the registrations of their securities should not be revoked by default due to their failures to file answers, appear at the prehearing conference, or otherwise defend the proceeding. *Biovest Int'l, Inc.*, Admin. Proc. Rulings Release No. 4835, 2017 SEC LEXIS 1583. To date, the Three Respondents have not filed answers or responded to the show cause order.

The Three Respondents are therefore in default for failing to file answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true as to the Three Respondents.

Findings of Fact

Olie, Central Index Key (CIK) No. 1533311, is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2014, which reported a net loss of over $1.77 million for the prior nine months.

StarGate, CIK No. 1082599, is a British Virgin Islands corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended February 28, 2001, which reported a deficit of $139,103 for the year ended December 31, 2000.

Three Sigma, CIK No. 1434976, is a void Delaware corporation located in Victoria, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $18,424 for the prior nine months.

In addition to their repeated failures to file timely periodic reports, the Three Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, the Three Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The Three Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Olie failed to file any periodic reports since 2014, StarGate failed to file periodic reports since 2001, and Three Sigma failed to file any periodic reports since 2008. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

The Three Respondents are culpable because they knew, or should have known, of their obligations to file periodic reports. *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, they forfeited an opportunity to show they made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of the Three Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Olie, Inc. (n/k/a Syndicate Business Development Corp.), StarGate Entertainment, Inc., and Three Sigma Ventures, Inc., are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a

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[1] This order applies to all classes of the Three Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge